COMMENTS RECEIVED ON JULY 15, 2015

FROM EDWARD BARTZ

FIDELITY SCHOOL STREET TRUST (File Nos. 002-57167 and 811-02676)

Fidelity Advisor Multi-Asset Income Fund

POST-EFFECTIVE AMENDMENT NO. 97

1. "Fund Summary" (prospectus)

"Investment Objective"

"The fund seeks to provide a combination of income and capital appreciation."

C: The Staff requests that we clarify the objective to state the fund may seek capital appreciation as a secondary objective

R: Pursuant to Item 2 of Form N-1A, we have disclosed the fund's investment objective. The capital appreciation part of the investment objective is permissive, and allows the portfolio manager to invest for capital appreciation as opportunities may arise. We believe that such investments are consistent with the fund's name and investment strategies.

2. "Fund Summary" (prospectuses)

"Fee Table"

(Example from Class I)

"B Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Class I of the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.85%. This arrangement will remain in effect through February 28, 2017. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees."

C: The Staff requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R: As disclosed, this expense reimbursement arrangement will remain in effect for at least a year from the effective date of the prospectus, but there is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

3. "Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff requests that we disclose the market capitalization policy for the fund's equity investments.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

4. "Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff requests that we disclose the maturity policy for the fund's debt securities.

Fidelity School Street Trust (File Nos. 002-57167 and 811-02676), Post-Effective Amendment No. 97

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R: The fund does not have a principal investment strategy of investing in securities of companies with a particular maturity. Accordingly, we have not modified disclosure.

5. "Fund Summary" (prospectuses)

"Principal Investment Risks"

"Foreign and Emerging Market Risk. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile."

C: The Staff requests that a corresponding emerging markets strategy be added to "Principal Investment Strategies" in the "Fund Summary" section.

R: The fund does not have a principal investment strategy to invest in emerging markets. We have included a reference to emerging markets under "Foreign and Emerging Market Risk" to the extent that the fund may have exposure to certain markets that may be designated emerging markets. Accordingly, we have not modified disclosure.

6. "Fund Summary" (prospectus)

"Principal Investment Risks"

"Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds), including floating rate loans, and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities, including floating rate loans, and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell."

C: The Staff requests a separate risk for junk bonds.

R: We believe that the risks associated with investing in lower-quality debt securities are described in "Issuer-Specific Changes," "Interest Rate Changes," and "Prepayment" in the Fund Summary section and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

7. "Fund Summary" (prospectus)

"Principal Investment Risk"

"Leverage Risk. Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly."

C: The Staff would like a leverage strategy to be added to the "Principal Investment Strategies" section.

R: The fund does not intend to engage in transactions that have a leveraging effect on the fund as a principal investment strategy.  As a result, in response to the Staff's comment, the fund has removed "Leverage Risk" as a principal investment risk of the fund in the "Fund Summary" section of the prospectus.

Fidelity School Street Trust (File Nos. 002-57167 and 811-02676), Post-Effective Amendment No. 97

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8. "Fund Summary" (prospectuses)

"Portfolio Manager(s)"

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

9. "Fund Summary" (prospectus)

"Purchase and Sale of Shares"

"The price to buy one share is its net asset value per share (NAV). Shares will be bought at the NAV next calculated after an order is received in proper form."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b).

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and 6(b). Accordingly, we have not modified disclosure.

10. "Fund Summary" and "Investment Details" (prospectus)

"Principal Investment Strategies" and "Principal Investment Risks"

(Fund Summary)
"Leverage Risk. Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly."

(Fund Basics)
"In addition to the principal investment strategies discussed above, the Adviser may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, or components of the index underlying the derivative, and forward-settling securities. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), and futures contracts (both long and short positions) on securities, other instruments, and indexes. Depending on the Adviser's outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index."

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"Leverage Risk. Derivatives, forward-settling securities, and short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities and short sale transactions also involve the risk that a security will not be issued, delivered, available for purchase, or paid for when anticipated. An increase in the market price of securities sold short will result in a loss. Government legislation or regulation could affect the use of these transactions and could limit a fund's ability to pursue its investment strategies."

C: The Staff notes that "Leverage Risk" is listed as a principal investment risk and also as a non-principal investment strategy of the fund. The requests a clarification of this discrepancy.

R: As discussed in Response 7, the fund does not intend to engage in transactions that have a leveraging effect on the fund as a principal investment strategy.  As a result, in response to the Staff's comment, the fund has removed "Leverage Risk" as a principal investment risk of the fund in the "Fund Summary" and "Fund Basics" sections of the prospectus.

Fidelity School Street Trust (File Nos. 002-57167 and 811-02676), Post-Effective Amendment No. 97

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11. "Investment Policies and Limitations" (SAI)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when the fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if the fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

12. "Trustees and Officers" (SAI)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

Fidelity School Street Trust (File Nos. 002-57167 and 811-02676), Post-Effective Amendment No. 97

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13. All funds

Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.